UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 033-97038

Brookfield Asset Management Inc.

(Translation of registrant’s name into English)

Brookfield Place Suite 300 181 Bay Street, P.O. Box 762 Toronto, Ontario, Canada M5J 2T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of this Form 6-K shall be incorporated by reference as exhibits to the Registration Statement of Brookfield Asset Management Inc. and Brookfield Finance Inc. on Form F-10 (File Nos. 333-236217 and 333-236217-01).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Final Term Sheet dated April 9, 2020
99.2	Underwriting Agreement dated April 9, 2020
99.3	Supplemental Indenture to the Fifth Supplemental Indenture dated April 14, 2020
99.4	Consent of Torys LLP dated April 14, 2020
99.5	Consent of Goodmans LLP dated April 14, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Asset Management Inc.
(Registrant)

Date: April 14, 2020	/s/ JUSTIN B. BEBER
Justin Beber
Head of Corporate Strategy and Chief Legal Officer